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                                                                     EXHIBIT (1)



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FOR IMMEDIATE RELEASE


                    HYDROGENICS REPORTS THIRD QUARTER RESULTS

      TORONTO, NOVEMBER 29, 2000 - HYDROGENICS CORPORATION (TSE: HYG AND NASDAQ:
HYGS), a designer and manufacturer of proton exchange membrane (PEM) fuel cell technology, today announced the highlights of its corporate activity and financial results for the third quarter ended September 30, 2000.

FINANCIAL RESULTS

Hydrogenics recorded third quarter 2000 revenues of US$2.6 million, representing a gain of US$2 million or a 350% increase over the corresponding US$0.6 million in revenue recorded in the third quarter of 1999. Cost of revenue decreased to 72% in the quarter from 82% for the same period in 1999. Operating expenses (excluding research and development) increased to US$0.5 million for the quarter from US$0.2 million for the same period in 1999. Net loss for the period was US$0.1 million or US$0.00 per share compared to a net loss of US$0.2 million or (US$0.01) per share for the third quarter ended September 30, 1999.

For the nine months ended September 30, 2000, revenues were US$7 million, a 420% increase from revenues of US$1.3 million for the same period in 1999. Cost of revenue decreased to 68% compared to 78% for the same period in 1999. Operating expenses (excluding research and development) increased to US$1.2 million in the nine months ended September 30, 2000 from US$0.4 million for the same period in 1999. Net earnings for the nine months was US$.03 million or US$0.00 per share compared with a net loss of US$.4 million or (US$0.02) per share for the same period in 1999.

"We are delighted to report significant growth and progress in all facets of our business during the first three quarters of 2000," said Pierre Rivard, President and CEO. "These results reflect our commitment to be a leader in the development and implementation of fuel cell technology. The fact that our business is sustainable today sets us apart from our competitors, and we are proud of that."

CORPORATE ACTIVITIES

Activities in the third quarter focussed in large part on growing the Company's control and test (FCATS(TM)) business and advancing its fuel cell technology.

Business highlights of the Third Quarter 2000 Include:

    - Increased revenue by 350% in the quarter compared to the same period last year

    -    Established Asia-Pacific sales office in Tokyo

    -    Achieved first Asian market sale
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    -    Delivered novel AC Impedance measuring device, capable of measuring the internal resistance of fuel cell stacks non-intrusively and in real-time. Hydrogenics is experiencing a strong market demand for this product based on potential applications in embedded automotive systems.

    - Delivered first 85kw PEM fuel cell system development station, targeted at automotive and bus markets. Unit underwent functional testing and commissioning in the latter part of the quarter, and is now fully operational at a major client's site.



 Fuel Cell Technology Advancements include:

    - 3rd generation PEM fuel cell stack with large active area, targeted for the Company's multi-kW power generator, was manufactured and tested in the third quarter. It achieved over 300 hours of continuous operation over the quarter and continues to undergo endurance testing. Significant advances in power density, durability, and manufacturability were achieved.

    - 2nd generation regenerative electrolyser/fuel cell was assembled and operated for about 700 hours in the electrolyser mode, experiencing negligible degradation. Improvements of over 50% in electrolysis efficiency were achieved through improved stack design, advanced materials, and special proprietary coating, sealing and assembly techniques. Performance, durability and scale-up activities are ongoing.

    - Compact PEM fuel cell stack, ambient pressure, targeted for HyTEF(TM) (remote) applications, achieved over 500 hours of continuous operation, and will be integrated with a controller for demonstration in the next two quarters.


"One of our primary goals for 2000 was the development of our proprietary line of FCATS(TM) systems," said Mr. Rivard. "Our third quarter results indicate that we are achieving this goal with significant growth in revenue, the successful introduction of new and innovative products and a broadening of our customer base. The continued development of our FCATS(TM) product line is significant to us as we believe that this technology will comprise an important component of the fuel cell applications of tomorrow. We remain convinced that our expertise in designing and manufacturing fuel cell control and test systems will provide us both near and long term opportunities to penetrate the broad automotive, stationary and portable power markets."
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SUBSEQUENT EVENTS

In November, Hydrogenics successfully raised US$84 million (before costs) through its initial public offering in Canada and the United States. In addition to general corporate purposes, the funds raised will be used toward R&D resources, strategic acquisitions to acquire compatible and supportive technologies and the purchase of equipment and leasehold improvements to increase production capacity.

In the month of October, Hydrogenics added Delphi Automotive to its premier customer base with initial sales of its proprietary FCATS(TM) product. This achievement represents the first sales of this product to a major automotive supplier and this is viewed as a positive indicator for the progress of the technology in the automotive sector.

Also in October, the Company commenced its move to a new facility, increasing floor space from 14000 ft(2) to 95000 ft(2). The added production, engineering and administrative areas support current needs and will accommodate future requirements.

OUTLOOK

"We are excited about what we have achieved and believe that Hydrogenics is well positioned for continued growth on all fronts - revenue, technology, and infrastructure," said Mr. Rivard. "Fuel cell technology is visibly gathering momentum and Hydrogenics is confident in the role we will play as fuel cell technology moves resolutely from the laboratory to daily use."


About Hydrogenics:

Hydrogenics develops PEM fuel cell systems for commercialization, including related peripheral products and associated diagnostic and control equipment. Hydrogenics has gained recognition from key customers for its solid hands-on competency in fuel cell operating systems while establishing a sustainable commercial business as a leading provider of systems for control and testing of PEM fuel cells and stacks. The knowledge base that Hydrogenics has dedicated to these fully automated, state-of-the-art fuel cell systems is being applied to the development of fuel cell power generation with broad commercial applications. Hydrogenics' strategy is to exploit energy markets across the transportation, stationary and portable spectrum. Hydrogenics' head office is located in Mississauga, Ontario.



Statements have been made in this press release which constitute "forward-looking statements". These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "will", "expects", "intends", "plans", "believes" or "potential", or the negative of these terms or other comparable terminology. Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

BALANCE SHEETS
(EXPRESSED IN U.S. DOLLARS)

                                                DECEMBER 31,     SEPTEMBER 30,
                                                        1999              2000
                                                           $                 $
                                                                    (Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                           453,380          1,307,023
Accounts receivable and unbilled revenues           992,930          2,667,432
Grants receivable                                   142,530            116,275
Inventories of raw materials                        117,210            902,084
Prepaid expenses                                      8,067            270,959
                                                  ---------          ---------

                                                  1,714,117          5,263,773

DEFERRED COSTS                                           --            635,863

CAPITAL ASSETS                                      249,755            828,056
                                                  ---------          ---------

                                                  1,963,872          6,727,692
                                                  ---------          ---------


LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities            952,849          1,612,391
Income taxes payable                                  8,869            266,305
Dividends payable on preferred shares                51,964            208,990
Customer deposits                                        --             44,693
                                                  ---------          ---------

                                                  1,013,682          2,132,379

LOAN PAYABLE                                             --             92,701

PREFERRED SHARES                                    912,423          4,005,179
                                                  ---------          ---------

                                                  1,926,105          6,230,259
                                                  ---------          ---------

SHAREHOLDERS' EQUITY

SHARE CAPITAL                                       145,273            591,513

DEFICIT                                            (107,506)           (78,077)

CURRENCY TRANSLATION ADJUSTMENT                          --            (16,003)
                                                  ---------          ---------

                                                     37,767            497,433
                                                  ---------          ---------

                                                  1,963,872          6,727,692
                                                  ---------          ---------

STATEMENTS OF OPERATIONS AND DEFICIT
(EXPRESSED IN U.S. DOLLARS)

                                                              ----------------------             -----------------------
                                                               THREE MONTHS ENDED                   NINE MONTHS ENDED
                                                                   SEPTEMBER 30,                        SEPTEMBER 30,
                                                             -----------------------             -----------------------
                                                             1999               2000             1999               2000
                                                               $                  $                $                  $
                                                                   (Unaudited)                          (Unaudited)
REVENUES                                                    567,884          2,568,773          1,342,125          7,027,859

COST OF REVENUES                                            466,463          1,858,358          1,044,289          4,780,826
                                                            -------          ---------          ---------          ---------

                                                            101,421            710,415            297,836          2,247,033
                                                            -------          ---------          ---------          ---------

OPERATING EXPENSES
Selling, general and administration                         145,853            431,462            411,828          1,182,529
Research and development                                    176,937            268,734            369,934            678,196
Research and development grants                             (44,033)           (35,400)          (175,477)          (140,842)
Depreciation of capital assets                                5,049             33,436             10,216             56,025
                                                            -------          ---------          ---------          ---------

                                                            283,806            698,232            616,501          1,775,908
                                                            -------          ---------          ---------          ---------

INCOME (LOSS) FROM OPERATIONS                              (182,385)            12,183           (318,665)           471,125
                                                            -------          ---------          ---------          ---------

OTHER (INCOME) EXPENSES
Accrued dividends and amortization of discount on
      preferred shares                                       18,295             81,894             54,887            230,665
Other interest and bank charges                              (7,025)           (16,087)           (16,973)           (57,367)
                                                            -------          ---------          ---------          ---------

                                                             11,270             65,807             37,914            173,298
                                                            -------          ---------          ---------          ---------

INCOME (LOSS) BEFORE INCOME TAXES                          (193,655)           (53,624)          (356,579)           297,827
                                                            -------          ---------          ---------          ---------

INCOME TAX EXPENSE (BENEFIT)
Current                                                          --                 --             (5,751)           268,398
Future                                                           --                 --             (9,353)                --
                                                            -------          ---------          ---------          ---------

                                                                 --                 --            (15,104)           268,398
                                                            -------          ---------          ---------          ---------

NET INCOME (LOSS) FOR THE PERIOD                           (193,655)           (53,624)          (341,475)            29,429

RETAINED EARNINGS (DEFICIT) - BEGINNING OF PERIOD           (46,592)           (24,453)           101,228           (107,506)
                                                            -------          ---------          ---------          ---------

DEFICIT - END OF PERIOD                                    (240,247)           (78,077)          (240,247)           (78,077)
                                                            -------          ---------          ---------          ---------

EARNINGS (LOSS) PER SHARE                                     (0.01)              0.00              (0.02)              0.00

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STATEMENTS OF CASH FLOWS
(EXPRESSED IN U.S. DOLLARS)

                                                                           -------------------------------
                                                                           NINE MONTHS ENDED SEPTEMBER 30,
                                                                           -------------------------------

                                                                                1999               2000
                                                                                   $                  $
                                                                                    (Unaudited)
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net income (loss) for the period                                            (341,475)            29,429
Items not affecting cash
      Depreciation of capital assets                                          10,216             56,025
      Amortization of discount on preferred shares                            15,914             67,769
      Future income taxes                                                     (9,353)                --
Net change in non-cash working capital                                       (60,766)        (1,689,537)
                                                                            --------         ----------

                                                                            (385,464)        (1,536,314)
                                                                            --------         ----------

INVESTING ACTIVITIES
Purchase of capital assets                                                  (215,568)          (644,883)
                                                                            --------         ----------

FINANCING ACTIVITIES
Preferred shares issued - net of issuance costs                                   --          3,623,348
Common shares issued                                                              --              4,052
Increase in loan payable                                                          --             94,405
Increase in deferred costs                                                        --           (635,863)
                                                                            --------         ----------

                                                                                  --          3,085,942
                                                                            --------         ----------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD          (601,032)           904,745

EFFECT OF EXCHANGE RATE ADJUSTMENTS                                               --            (51,102)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                              818,617            453,380
                                                                            --------         ----------

CASH AND CASH EQUIVALENTS - END OF PERIOD                                    217,585          1,307,023
                                                                            ========         ==========


Contact:
Hydrogenics, Mississauga, Canada
Mr. Robert Edwards
Vice President Finance
905/361/3633
-or-
Mr. Grant McArthur
Finance
905/361/3631